PO Box 5568
Bismarck, ND 58506-5568
Street Address: 1150 West Century Avenue
Bismarck, ND 58506
(701) 530-1400
(701) 530-1451 Fax

May 14, 2025

VIA EDGAR SUBMISSION
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:    Brian McAllister
Kimberly Calder

Re:        Knife River Corporation
Form 10-K for the fiscal year ended December 31, 2024
Filed February 21, 2025
File No. 001-41642

Ladies and Gentlemen:

On behalf of Knife River Corporation (“Knife River”, the “Company”, “we”, “us” or “our”), the Company submits this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in the Staff’s letter dated May 8, 2025 (the “Comment Letter”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on February 21, 2025.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2024
Item 8. Financial Statements and Supplementary Data
Notes to the Financial Statements
Note 15 – Business Segment Data, page 99

1.Please tell us how you comply with the requirements to present the following for each reportable segment in accordance with ASC 280-10-50-22:
•Interest revenue and interest expense separately, per paragraph 50-22.c. and d., and
•Income tax expense or benefit in accordance with paragraph 50-22h.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that in accordance with ASC 280-10-50-22, a public entity shall disclose the amounts noted in 50-22c. and d. if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss. The measure of segment profit or loss reviewed by our chief operating decision maker is earnings before interest, taxes, depreciation, depletion and amortization, which does not include the effects of interest revenue, interest expense or income tax expense or benefit. Further, our chief operating decision maker is not provided financial information for our segments that includes interest revenue, interest expense or income tax expense or benefit.

Based on the above discussion, the Company believes that its current presentation is acceptable under ASC 280-10-50-22.

2.Please tell us why segment revenues disclosed on page 100 do not reconcile with the corresponding segment revenues disclosed on pages 46-51 for all periods presented. For example, $493,066 of revenue for external customers for Pacific in 2024 corresponds with $493.1 on page 46 but the revenue amounts for Northwest, Mountain, Central and Energy Services do not reconcile.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the difference noted between the segment revenues on page 100 and those disclosed on pages 46-51 are related to intersegment revenues for sales between segments. The intersegment sales amounts included in the Business Segment Data footnote disclosure in the notes to the financial statements includes both intersegment revenues and intra segment revenues (sales between companies within the segment), whereas the internal sales disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations only includes the sales between companies within the segment.

The following reconciles the amounts reported in the Management’s Discussion and Analysis of Financial Condition and Results of Operations to the Business Segment Data footnote disclosure in the notes to the financial statements for 2024.

	Pacific	Northwest	Mountain	Central	Energy Services
	(In millions)
Aggregates	$112.3	$184.8	$101.8	$157.2	$—
Ready-mix concrete	145.8	167.8	117.1	224.8	—
Asphalt	30.7	104.6	120.9	185.3	—
Liquid Asphalt	—	—	—	—	238.9
Other	149.3	18.1	—	31.7	50.6
Contracting Services	141.9	324.8	459.0	432.5	—
Internal Sales[1]	(86.9)	(107.7)	(135.7)	(213.4)	(13.8)
Total	493.1	692.4	663.1	818.1	275.7
Intersegment revenues[1]	—	(2.5)	(0.2)	(0.2)	(41.0)
Revenues from external customers	$493.1	$689.9	$662.9	$817.9	$234.7
1.The total of internal sales and intersegment revenues ties to the amount disclosed in the Business Segment Data disclosure for intersegment revenues in the filed Form 10-K for the year ended December 31, 2024.

In future filings, we will revise our disclosures in the Business Segment Data footnote disclosure in the notes to the financial statements to present total segment revenue net of sales between companies within the segment and also remove the sales between companies within the segment from the intersegment revenue line. The total segment revenues will then reconcile to the revenues disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and only intersegment sales will be included in intersegment revenues line in the Business Segment Data footnote disclosure in the notes to the financial statements. See the following for the 2024 Business Segment Data footnote revised for these changes.

For the year ended December 31, 2024	Pacific	Northwest	Mountain	Central	Energy Services	Total
	(In thousands)
Revenues from external customers	$493,066	$689,893	$662,892	$817,872	$234,652	$2,898,375
Intersegment revenues	47	2,542	173	194	41,040	43,996
Total segment revenue	493,113	692,435	663,065	818,066	275,692	2,942,371

Other revenues						1,149
Less: Elimination of intersegment revenue						44,515
Total consolidated revenue						$2,899,005

* * * * *

In connection with our response to the Staff’s comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments action or absence of action by the Staff.

Please direct any questions or comments regarding this letter to the undersigned at (701) 530-1400 or nathan.ring@kniferiver.com.

Sincerely,

/s/ Nathan Ring

Nathan Ring
Vice President and Chief Financial Officer